Exhibit 99.1

Appendix 3X
Initial Director’s Interest Notice

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX becomes ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alterity Therapeutics Limited
ABN	37 080 699 065

We (the entity) give ASX the following information under listing rule 3.19.A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	David Stamler
Date of appointment	21 November 2025

Part 1 - Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

11,688,312 - FULLY PAID ORDINARY SHARES

2,380,952 - LISTED OPT EXP 31/08/2026 @ $0.01

1,515,152 - LISTED OPT EXP 26/02/2027 @ $0.028

40,000,200 - UNLISTED OPT EXP 21/03/2029 @ US$0.0030

91,392,720 - UNLISTED OPT EXP 06/01/2026 @ $0.0320

290,400,000 - UNLISTED OPT EXP 08/08/2030 @ US$0.0086

Part 2 - Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	133,333 - AMERICAN DEPOSITARY SHARES (equivalent to 79,999,800 FULLY PAID ORDINARY SHARES)

Part 3 - Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A

Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Appendix 3X Page 1

11/03/2002